1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: July 18, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports Second Quarter EPS of NT$2.00

Hsinchu, Taiwan, R.O.C., July 18, 2013 – TSMC today announced consolidated revenue of NT$155.89 billion, net income of NT$51.81 billion, and diluted earnings per share of NT$2.00 (US$0.33 per ADR unit) for the second quarter ended June 30, 2013.

Year-over-year, second quarter revenue increased 21.6% while net income and diluted EPS both increased 23.8%. Compared to first quarter of 2013, second quarter of 2013 results represent a 17.4% increase in revenue, and a 30.9% increase in both net income and diluted EPS. All figures were prepared in accordance with TIFRS on a consolidated basis. Second quarter results contained several non-operating gains that do not recur every quarter and contributed about NT$0.04 EPS.

In US dollars, second quarter revenue increased 15.9% from the previous quarter and increased 20.7% year-over-year.

Gross margin for the quarter was 49.0%, operating margin was 37.0%, and net profit margin was 33.2%.

Shipments of 28-nanometer process technology reached 29% of total wafer revenues. 40/45-nanometer accounted for 21% of total wafer revenues. Advanced technologies, defined as 40/45-nanometers and below, accounted for 50% of total wafer revenues.

“Due to the strong demand for our advanced technologies, we have enjoyed a record quarter of both revenue and net income in the second quarter,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “While we continue to expect the demand for our advanced technologies to grow strongly, we expect the IC supply chain to begin managing inventories in the second half of this year, which will moderate somewhat the overall demand for our wafers. Based on our current business outlook and exchange rate assumption of 1 US dollar to 29.83 NT dollars, management expects overall performance for third quarter 2013 to be as follows:”

•	Revenue is expected to be between NT$161 billion and NT$164 billion;

•	Gross profit margin is expected to be between 47% and 49%

•	Operating profit margin is expected to be between 35% and 37%

TSMC’s 2013 second quarter consolidated results:

(Unit: NT$ million, except for EPS)

	2Q13 Amount[a]		2Q12 Amount[b]		YoY Inc. (Dec.) %	1Q13 Amount		QoQ Inc. (Dec.) %
Net sales	155,886		128,186		21.6	132,755		17.4
Gross profit	76,422		62,393		22.5	60,770		25.8
Income from operations	57,629		46,872		22.9	44,428		29.7
Income before tax	60,017		45,957		30.6	45,748		31.2
Net income	51,808		41,843		23.8	39,577		30.9
EPS (NT$)	2.00	[c]	1.61	[d]	23.8	1.53	[c]	30.9

a:	2013 second quarter figures have not been approved by Board of Directors
b:	2Q 2012 figures were prepared in accordance with TIFRS
c:	Based on 25,929 million weighted average outstanding shares
d:	Based on 25,927 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com